Exhibit 99.1

Cenovus invests $1.1 million in Hifi Engineering

Fibre optic technology improves oil and gas monitoring systems

CALGARY, Alberta (May 22, 2012) – Cenovus Energy Inc. (TSX, NYSE: CVE) is investing $1.1 million in Hifi Engineering Inc., a Calgary-based company that develops leading fibre-optic technology to improve underground well monitoring. The investment is through the Cenovus Environmental Opportunity Fund, which makes strategic investments in companies pursuing environmental innovations in energy and technology.

“This is a great example of how technology can help us continuously improve the way we produce energy,” said Judy Fairburn, Executive Vice-President of Environment and Strategic Planning at Cenovus. “Leaks affect production, emit greenhouse gases and are expensive to repair. Hifi’s technology allows us to fix these leaks quickly and cost effectively.”

After a well is drilled, layers of steel pipes, called casing, are cemented into place underground. Over time, small natural gas leaks can occur through holes in the concrete around the casing or between the layers of casing.  Finding the source of leaks can be difficult, which makes repairs costly. Hifi has developed technologies that use fibre-optic line as acoustic sensors to accurately pinpoint the source of leaks and results in faster and more cost effective repairs.

“It’s frustrating and costly to go back multiple times to fix a small leak,” said John Hull, President and Founder of Hifi. “We wanted to develop a way to accurately find leaks the first time and we’re excited that Cenovus believes in this technology as much as we do.”

Cenovus’s investment will advance the development of Hifi’s patented technology for specific applications, such as production logging, continuous well monitoring and pipeline applications.

“As an industry, we strive to operate responsibly while minimizing our impact on the environment,” said Fairburn. “Everyone benefits when we can find ways to improve our monitoring and detection systems.”

In 2009, Cenovus provided $1 million to Hifi for the development of fibre-optic technology. It was initially tested on four of Cenovus’s natural gas wells in southern Alberta. To date, the technology has been used on about 30 of Cenovus’s wells. The company is currently using the technology at its conventional oil and natural gas operations and is evaluating future use for well monitoring in the oil sands.

The Cenovus Environmental Opportunity Fund Ltd. is a wholly-owned subsidiary of Cenovus that makes strategic investments in early-stage technologies focused on renewable and alternative energy as well as environmentally-driven improvements which may enhance Cenovus’s oil and gas operations. Since 2003, Cenovus has committed about $20 million to support these initiatives.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $28 billion. For more information, visit www.cenovus.com.

CENOVUS CONTACTS:

Media: Jessica Wilkinson Advisor, Media Relations 403-766-8990	Investors: Susan Grey Director, Investor Relations 403-766-4751